UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2026

Commission file number: 001-42278

INNOVATION BEVERAGE GROUP LTD

(Translation of registrant’s name into English)

29 Anvil Road

Seven Hills, New South Wales, Australia, 2147

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On January 22, 2026, Innovation Beverage Group Limited (the “Company”) issued a Notice of Annual General Meetings to its shareholders for the fiscal years ended December 31, 2023 and December 31, 2024 (the “Notice”). The meetings will be held virtually on February 20, 2026 at 10:30 a.m. (Sydney time). The Company also intends to hold its annual general meeting for the fiscal year ended December 31, 2025 in April 2026.

As disclosed in the Company’s Form 6-K dated January 16, 2026, the Company received a notice from the Listing Qualifications Staff of The Nasdaq Stock Market LLC (“Nasdaq”) stating that the Company was not in compliance with Nasdaq Listing Rules 5620(a), 5810(c)(2)(G), and IM-5620 because it had not held an annual meeting of shareholders within twelve (12) months of the end of its fiscal year ended December 31, 2024.

The Company intends to submit a timely compliance plan to Nasdaq and to hold these annual general meetings in order to regain compliance with the Nasdaq annual meeting requirement.

A copy of the Notice of Annual General Meetings is furnished herewith as Exhibit 99.1 and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	Notice of Annual General Meetings.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Innovation Beverage Group Limited

Date: January 28, 2026	By:	/s/ Sahil Beri
		Name:	Sahil Beri
		Title:	Chief Executive Officer